Exhibit 99.2
Appendix 3C
Announcement of buy-back
Rule 3.8A
Appendix 3C
Announcement of buy-back
(except minimum holding buy-back)
Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN/ARSN
SIMS METAL MANAGEMENT LIMITED	69 114 838 630
We (the entity) give ASX the following information.
Information about buy-back
1	Type of buy-back

Employee share scheme

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)

Ordinary

3	Voting rights (eg, one for one)

One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)

Fully paid

5	Number of shares/units in the +class on issue

205,408,830

6	Whether shareholder/unitholder approval is required for buy-back

No

7	Reason for buy-back

Buy-back of ordinary shares forfeited by employees pursuant to the Company’s employee share scheme

+	See chapter 19 for defined terms.
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Appendix 3C
Announcement of buy-back
8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)
On-market buy-back
9	Name of broker who will act on the company’s behalf

10	Deleted 30/9/2001.

11	If the company/trust intends to buy back a maximum number of shares — that number

Note: This requires a figure to be included, not a percentage.

12	If the company/trust intends to buy back shares/units within a period of time — that period of time; if the company/trust intends that the buy-back be of unlimited duration — that intention

13	If the company/trust intends to buy back shares/units if conditions are met — those conditions
Employee share scheme buy-back
14	Number of shares proposed to be bought back

23,626

15	Price to be offered for shares

N/A — shares forfeited

+	See chapter 19 for defined terms.

Appendix 3C Page 2	11/01/2010

Appendix 3C
Announcement of buy-back
Selective buy-back
16	Name of person or description of class of person whose shares are proposed to be bought back

17	Number of shares proposed to be bought back

18	Price to be offered for shares
Equal access scheme
19	Percentage of shares proposed to be bought back

20	Total number of shares proposed to be bought back if all offers are accepted

21	Price to be offered for shares

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

Sign here:	/s/ F. Moratti (Company secretary)	Date: 16/08/2011

Print name:	Frank Moratti

+	See chapter 19 for defined terms.
11/01/2010 Appendix 3C Page 3